Exhibit 11. Computation of per share earnings

The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	Year Ended December 31,
	2007	2006	2005
	(000’s except share data)

Numerator:
Net income available to common shareholders for basic and diluted earnings per share	$34,483	$34,059	$30,945
Denominator:
Denominator for basic earnings per common share — weighted average shares(1)	9,789,018	9,847,917	9,822,647
Effect of diluted securities:
Stock options(1)	392,494	316,389	348,027

Denominator for diluted earnings per common share — diluted weighted average shares(1)	10,181,512	10,164,306	10,170,674

Basic earnings per common share(1)	$3.52	$3.46	$3.15
Diluted earnings per common share(1)	3.39	3.35	3.04

(1)	Adjusted for the effects of the 10 percent stock dividends in 2007 and 2006.